June 11, 2010

VIA U.S. MAIL AND FACSIMILE

Karen J. Epp
Business Unit General Counsel
Transamerica Life Insurance Company
4333 Edgewood Road NE
PO Box 3183
Cedar Rapids, IA 52499

> Re: Transamerica Life Insurance Company
>   Transamerica Separate Account R3
>   Initial Registration Statement on Form N-6
>   File Nos. 333-166119; 811-22407

Dear Ms. Epp:

The staff has reviewed the above-referenced registration statement, which the Commission received on April 16, 2010. We provided the registration statement a full review. Based on our review, we have the following comments on this filing. Page numbers refer to the courtesy copy of the registration statement provided to the staff.

1. **General**

   a. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

   b. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

   c. Please note that if you qualify for and intend to rely upon the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934, you must include a statement to that effect in the prospectus. See Release No. 33-8996 (January 8, 2009).

   d. Where appropriate, please clearly distinguish between the "owner" and the "insured". For example, the disclosure found under Ownership Rights on page 34 seems to describe the rights of the insured rather than the owner, if one assumes that the term "owner" refers to the corporations and partnerships the policy is offered to. On the other hand, the disclosure found on pages 48 and 49 describing the Experience Credits feature seems to clearly refer to these corporations and partnerships. Please clarify fully the extent to which an insured under a Policy has any right to provide conclusive direction to the registrant regarding any of the rights or obligations under the contract.

Similarly, please ensure that the use of the terms "you" or "your" are consistent in their application throughout the prospectus.

2. Front Cover Page

Please provide more information as to the type of policy being sold by the prospectus, e.g., flexible versus scheduled, group versus individual. *See* Form N-6, Item 1(a)(3).

3. Policy Benefits/Risks Summary

a. *Supplemental Benefits (Riders)* (p. 1): Please note the availability of the Death Benefit Enhancement Riders.

b. *Free Look Period* (p. 1): Please clarify supplementally whether the prospectus may be offered in a state where the registrant would be required to return premiums paid as opposed to the value of the contract and, if so, make the necessary revisions in the Summary and in the detailed discussion on page 36.

c. *Loans* (p. 3): Please revise the first bullet point to note that a loan may be up to 90% of *net* cash value. In addition, the prospectus notes that "a portion" of cash value is used to securitize the loan. The prospectus states on page 60 that the amount transferred equals the amount borrowed. Please make that clear here.

d. *Load Risk* (p. 5): Please explicitly state that the deferred sales charge is only applied against premiums paid in the first policy year.

4. Fee Tables

a. *Premium Load* (p. 6): Footnote 1 notes that target premium is a calculated value that varies with gender age and underwriting class. Please clarify supplementally whether it also varies with the face amount of the policy and/or the death benefit option selected and, if so, revise the footnote accordingly. In addition, as a matter of providing context please consider indicating sample target premiums for face amounts of $100,000, $500,000 and $1,000,000 for a representative insured with a given death benefit option.

b. *Cost of Insurance* (p. 7): Footnote 1 states the individual characteristics of the insured by which the cost of insurance will vary, but also notes there may be other factors. Please revise footnote 1 to include all factors by which the cost of insurance may vary.

c. *Cost of Insurance if Experience Credits are Elected* (p. 8): Please confirm the accuracy of the charges listed here. The charges appear to be the same as those listed for the Cost of Insurance; however, by the terms of this feature as described in the prospectus it would seem that these charges should be 20% higher than those listed for Cost of Insurance.

d. *Loan Interest Spread* (p. 8): Please confirm supplementally that the charge for the loan interest spread is calculated based upon the average cash value as opposed to the loaned amount. Please also make the basis of the charge clear in the Loan Interest subsection of the Charges and Deductions section on page 33.

e. *Term Life Insurance Rider* (p. 9): Please note the personal characteristics that pertain to the various charges listed under this rider.

5. Charges and Deductions

a. *Monthly Deduction* (pp. 29-30): The disclosure discusses the composition of the monthly deduction and notes that a portion of the monthly deduction is a "factor representing the mortality and expense risk charge." Please clarify what is meant by the term "factor".

b. *Monthly Policy Charge* (p. 30): Please delete the sentence which follows the three bullet points as it is redundant.

c. *Monthly Cost of Insurance* (pp. 30-31): The disclosure notes that there are "a number of factors, including, but not limited to…" Please state all the factors by which the cost of insurance may vary.

d. *Optional Term Insurance Rider* (p. 31): Please disclose that this charge is deducted on a monthly basis.

e. *Optional Term Insurance Rider* (p. 31): The fee table states that this charge is based upon the net amount at risk, while the disclosure here states that the charge is based upon the face amount or the net amount at risk. If these two terms are used synonymously, please explicitly state that. Otherwise, please clarify the apparent ambiguity.

f. *Monthly Deferred Sales Load* (p. 32): Please also state the amount of this charge in terms of the annual charge so that the disclosure here matches that in the fee table.

6. The Policy

a. *Allocating Premiums* (pp. 37-38): The prospectus states that if a selected subaccount is not available, the premium payment "will be held in suspense." Please clarify the meaning of this phrase, including where assets "held in suspense" are held.

b. *Making Premium Payments* (p. 39): Please clarify whether any deductions are made when loan repayments are made.

7. Transfers

Third Party Asset Allocation Services (p. 45): The prospectus states that the registrant does not offer asset allocation services. But the registrant then notes that the owner's investment advisor who may provide these services may also serve as the registrant's insurance agent selling the contract. Please confirm that none of these advisers are an affiliate of the registrant or employed by the registrant. If you cannot make that confirmation, please provide more information about the asset allocation services being provided, e.g., the extent to which the adviser can change allocations and whether the owner must affirmatively opt out of a service in order to refuse those changes.

8. Policy Values

a. *Experience Credits* (pp. 48-49): Please provide more detail regarding what is included in the "group of cases." Are these all the cases held by the owner, or all the cases covered by the insurance company?

b. *Experience Credits* (pp. 48-49): Please clarify the benefit to the owner. In the absence of the rider, the owner (or the insureds) would pay the standard cost of insurance, regardless of the benefit claims made that year. Electing the rider means the owner must pay the standard cost of insurance plus 20%. If, at the end of the year, the insurance company pays out less in life insurance benefits than it had anticipated, the owner recoups some of the 20%. However, if the insurance company pays out more in life insurance benefits than it had anticipated, the owner loses that 20%. On the other hand, it seems that the insurance company is passing the cost of having to pay more life insurance benefit claims than anticipated on to owners who have been told this cost is a benefit. Please clarify.

c. *Experience Credits* (pp. 48-49): Please provide a plain English description of the meaning of the ratio between actual life insurance benefit claims and anticipated life insurance benefit claims. Please also describe the periods of time over which the values described in the formula are to be measured, and provide an example of how the annual refunds described on the bottom of page 48 are determined.

9. Life Insurance Benefit

a. On page 50, the prospectus notes that the disclosure regarding settlement options can be found in the SAI. Please move the disclosure regarding settlement options from the SAI to the prospectus. See Item 8(a), Instruction (v) of Form N-6.

b. The prospectus notes that that payment of life insurance benefit proceeds may be delayed. Please provide general guidance as to how long it could be delayed and on what grounds.

10. Surrenders and Partial Withdrawals

a. *Surrenders* (p. 57): Please include a sub-heading for the discussion of the additional amount.

b. *Surrenders* (p. 58): When discussing the "factor", please clarify whether the total first year premium will always be greater than, or at least equal to, the target premium, as is seen in the examples.

11. Loans

General (p. 60): Please revise the second bullet point to note that a loan may be up to 90% of *net* cash value.

12. Supplemental Benefit Riders

a. *Term Insurance Rider* (pp. 70-71): Please include an example illustrating the operation of the Term Insurance Rider.

b. *Death Benefit Enhancement Riders* (pp. 71-74): In the second bulletpoint, please note that cost of insurance charges are higher because of the increased net amount at risk.

13. Glossary

a. Please define the term "owner."

b. Please define the term "group of cases."

c. Please define the term "net amount at risk."

14. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to amend the registration statement in response to a comment; please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendments to the registration statement. After all issues have been resolved, the registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6753. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at ruckmanc@sec.gov or transmitted by facsimile to (202) 772-9285. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely,

Craig Ruckman
Office of Insurance Products